SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LOGIQ, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

541440103

(CUSIP Number)

Timothy Ting Fai Wong

9 Brewin Path

Flat 22A

Central, Hong Kong

8-526-285-5555

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 541440103	Schedule 13-D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Ting Fai Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,000,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(1)
14	TYPE OF REPORTING PERSON* IN

________________

(1) The Reporting Person held approximately 6.5% of the outstanding shares of the Issuer as of January 30, 2023. However, as of the date of this Schedule 13D, the Reporting Person holds approximately 6% of the outstanding shares of the Issuer.

CUSIP No. 541440103	Schedule 13-D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of Logiq, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 85 Broad Street, 16-079, New York, New York 10004.

Item 2. Identity and Background.

(a) This statement is being filed on behalf of Timothy Ting Fai Wong (the "Reporting Person").

(b) The address of the Reporting Person is 9 Brewin Path, Flat 22A, Central, Hong Kong.

(c) The principal occupation of the Reporting Person is a business and marketing advisor.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

The shares that resulted in the ownership of greater than five percent of the outstanding shares of the Issuer were obtained pursuant to the Independent Contractor Agreement dated January 2, 2023, by and between Timothy Ting Fai Wong and Logiq, Inc. Timothy Ting Fai Wong provided consulting services for the company in exchange for 2,400,000 shares of common stock. The additional 1,600,000 shares were also obtained pursuant to an Independent Contractor Agreement.

Item 4. Purpose of Transaction.

(a) The Common Stock has been acquired by the Reporting Person pursuant to Independent Contractor Agreements and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.

(b) – (j) None.

CUSIP No. 541440103	Schedule 13-D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a) Timothy Ting Fai Wong beneficially owns 4,000,000 common shares, which, as of January 30, 2023, equated to approximately 6.5% of the outstanding shares of the Issuer. As of the date of this Schedule 13D, the Reporting Person now owns approximately 6% of the outstanding shares of the Issuer.

(b) The Reporting Person may be deemed to have sole voting power and dispositive power with respect to the shares of common stock held by Timothy Ting Fai Wong.

(e) None.

(d) No person (other than the Reporting Person) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the common stock owned by the Reporting Person.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Logiq, Inc.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 541440103	Schedule 13-D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2023	/s/ Timothy Ting Fai Wong
Timothy Ting Fai Wong

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).